

August 10, 2011

<u>Via Email</u>

Nir Bar
President
Fits My Style Inc.
9A Yadin Igal St.
Ra'anana, Israel 43582

> **Re: Fits My Style Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 8, 2011**
> **File No. 333-174892**

Dear Mr. Bar:

We have reviewed your letter dated August 8, 2011 and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated August 5, 2011.

<u>General</u>

1.   If you do not anticipate requesting effectiveness on or prior to August 12, 2011, please note the updating requirements of Rule 8-08 of Regulation S-X.

<u>Prospectus Summary</u>

<u>Business, page 3</u>

2.   We reissue prior comment 1 in part; as previously requested, please revise your disclosure in the Prospectus Summary and Business sections to clarify that your product will not be able to be fully marketed until after completion of the beta version.

<u>Risk Factors</u>

<u>"The costs to meet our reporting and other requirements as a public company…," page 10</u>

3.   We reissue prior comment 2 in part. Your disclosure still states that you "intend" to register a class of securities under Section 12 of the Exchange Act, which means that you retain the discretion not to file a registration statement under the Exchange Act. Please revise the prospectus to affirmatively state that you "will" file an Exchange Act registration statement promptly upon effectiveness of the Form S-1, or include relevant

risk factor disclosure describing the material risks to potential investors if you choose not to file an Exchange Act registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        David Lubin, Esq.
        David Lubin & Associates, PLLC